EXHIBIT 99.1

 # SERVICE CORPORATION INTERNATIONAL ANNOUNCES FIRST QUARTER 2023 FINANCIAL RESULTS AND CONFIRMS 2023 GUIDANCE

Conference call on Tuesday, May 2, 2023, at 8:00 a.m. Central Time.

HOUSTON, Texas, May 1, 2023 . . . Service Corporation International (NYSE: SCI), the largest provider of deathcare products and services in North America, today reported results for the first quarter of 2023.

Tom Ryan, the Company's Chairman and CEO, commented on the first quarter performance:
"We are excited to start the year with GAAP earnings per share of $0.93 and net cash provided by operating activities of $220 million for the first quarter of 2023. We continue to exceed our long-term growth expectations when comparing against a pre-pandemic first quarter of 2019.

- Adjusted earnings per share has grown an impressive 19% on a compounded annual basis compared to the first quarter of 2019 (compared to an expectation of 8%-12%).

- The number of funeral services performed is trending higher than we anticipated and is approximately 4% higher than the first quarter of 2019 levels on a compounded annual growth basis.

- Both cemetery and funeral preneed sales production have increased at a 9% compounded annual growth basis over first quarter 2019 levels.

We believe our long-term growth strategy is on track as we continue to grow revenue, leverage our unparalleled scale, and allocate our capital wisely to enhance shareholder value. I would like to thank our 25,000 associates for their dedicated service to our client families that has made these results possible."

First Quarter Highlights:

- GAAP earnings per share were $0.93.
- Net cash provided by operating activities were $220 million.
- Comparable funeral sales average grew 2.4%.
- Comparable preneed funeral sales production grew $24 million, or 8.1%.

Details of our first quarter 2023 financial results and the unaudited consolidated financial statements can be found in the Appendix at the end of this press release. The table below summarizes our key financial results.

(Dollars in millions, except for per share amounts)		Three months ended March 31,		
		2023		**2022**
Revenue	$	1,028.7	$	1,112.4
Operating income	$	245.6	$	335.7
Net income attributable to common stockholders	$	144.8	$	219.5
Diluted earnings per share	$	0.93	$	1.34
Earnings excluding special items [1]	$	144.9	$	219.6
Diluted earnings per share excluding special items [1]	$	0.93	$	1.34
Diluted weighted average shares outstanding		155.3		163.8
Net cash provided by operating activities	$	219.6	$	332.2

(1) Earnings excluding special items, and diluted earnings per share excluding special items, are non- GAAP financial measures. These items are also referred to as "adjusted earnings per share". A reconciliation from net income attributable to common stockholders and diluted earnings per share, in accordance with generally accepted accounting principles in the United States (GAAP), can be found later in this press release under the heading "Non-GAAP Financial Measures" in the Appendix at the end of this press release.

- Diluted earnings per share was $0.93 in the first quarter of 2023 compared to $1.34 in the first quarter of 2022. The decline of $0.41 is primarily due to an expected decline in gross profit related to decreases in COVID-19 related activity compared to the prior year. Additionally, fewer shares outstanding and a lower tax rate helped to offset the impact of higher interest expense primarily due to rising interest rates.

- Net cash provided by operating activities declined $112.6 million to $219.6 million in the first quarter of 2023 compared to $332.2 million in the first quarter of 2022. The decrease in operating cash flow is primarily due to lower operating income resulting from a decrease in COVID-19-related activity, higher cash interest, and a slight net working capital use.

OUTLOOK FOR 2023

Our guidance ranges for 2023 detailed below have not changed and are consistent with our previously reported outlook for 2023. Our 2023 outlook for diluted earnings per share from continuing operations excluding special items is anticipated to be at the upper end of our expected long-term growth framework of 8%-12% when excluding the impact of COVID-19 activity in 2022 and before absorbing an expected 25 cent increase in interest expense. Our outlook for net cash provided by operating activities excludes special items relating to the payments of certain estimated legal charges of $64.6 million recognized in the fourth quarter of 2022.

(Dollars in millions, except per share amounts)	2023 Outlook
Diluted earnings per share excluding special items [1]	$3.45 - $3.75
Net cash provided by operating activities excluding special items and cash taxes [1]	$910 - $960
Cash taxes expected in 2023 (at the midpoint of Diluted earnings per share guidance)	$160 - $170
Net cash provided by operating activities excluding special items [1]	$740 - $800
Capital improvements at existing field locations	$115 - $125
Development of cemetery property	$125 - $135
Digital investments and corporate	$50
Total maintenance, cemetery development, and other capital expenditures (Maintenance capital expenditures)	$290 - $310

(1) Diluted earnings per share excluding special items and net cash provided by operating activities excluding special items are non-GAAP financial measures. We normally reconcile these non-GAAP financial measures from diluted earnings per share and net cash provided by operating activities; however, diluted earnings per share and net cash provided by operating activities calculated in accordance with GAAP are not currently accessible on a forward-looking basis. Our outlook for 2023 excludes the following because this information is not currently available for 2023: Expenses net of insurance recoveries related to weather events and hurricanes, gains or losses associated with asset divestitures, gains or losses associated with the early extinguishment of debt, potential tax reserve adjustments and IRS payments and/or refunds, acquisition and integration costs, system implementation and transition costs, and potential costs or cash outflows associated with estimated litigation charges or legal settlements or the recognition of receivables for insurance recoveries associated with litigation, or deferred tax payments. The foregoing items could materially impact our forward-looking diluted earnings per share and/or our net cash provided by operating activities calculated in accordance with GAAP.

CONFERENCE CALL AND WEBCAST

We will host a conference call on Tuesday, May 2, 2023, at 8:00 a.m. Central Time. A question and answer session will follow a brief presentation made by management. The conference call dial-in numbers are (888) 317-6003 (US) or (412) 317-6061 (International) with the passcode of 7616153. The conference call will also be broadcast live via the Internet and can be accessed through our website at www.sci-corp.com. A replay of the conference call will be available through May 9, 2023 and can be accessed at (877) 344-7529 (US) or (412) 317-0088 (International) with the passcode of 1573671. Additionally, a replay of the conference call will be available on our website for approximately three months.

ABOUT SERVICE CORPORATION INTERNATIONAL

Service Corporation International (NYSE: SCI), headquartered in Houston, Texas, is North America's leading provider of funeral, cemetery and cremation services, as well as final-arrangement planning in advance, serving more than 600,000 families each year. Our diversified portfolio of brands provides families and individuals a full range of choices to meet their needs, from simple cremations to full life celebrations and personalized remembrances. Our Dignity Memorial® brand is the name families turn to for professionalism, compassion, and attention to detail that is second to none. At March 31, 2023, we owned and operated 1,480 funeral service locations and 490 cemeteries (of which 303 are combination locations) in 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. For more information about Service Corporation International, please visit our website at www.sci-corp.com. For more information about Dignity Memorial®, please visit www.dignitymemorial.com.

For additional information contact:

Investors:	Debbie Young - Director / Investor Relations	(713) 525-9088
Media:	Jay Andrew - Assistant Vice President / Corporate Communications	(713) 525-3468

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The statements in this press release that are not historical facts are forward-looking statements made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate," "predict," or other similar words that convey the uncertainty of future events or outcomes. The absence of these words, however, does not mean that the statements are not forward-looking. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by us, or on our behalf. Important factors, which could cause actual results to differ materially from those in forward-looking statements include, among others, the following:

- Our affiliated trust funds own investments in securities, which are affected by market conditions that are beyond our control.
- We may be required to replenish our affiliated funeral and cemetery trust funds to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.
- Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.
- We may be adversely affected by the effects of inflation.
- Our results may be adversely affected by significant weather events, natural disasters, catastrophic events or public health crises.
- Our credit agreements contain covenants that may prevent us from engaging in certain transactions.
- If we lost the ability to use surety bonding to support our preneed activities, we may be required to make material cash payments to fund certain trust funds.
- Increasing death benefits related to preneed contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price-guaranteed service.
- The financial condition of third-party life insurance companies that fund our preneed contracts may impact our future revenue.
- Unfavorable publicity could affect our reputation and business.
- Our failure to attract and retain qualified sales personnel could have an adverse effect on our business and financial condition.
- We use a combination of insurance, self-insurance, and large deductibles in managing our exposure to certain inherent risks; therefore, we could be exposed to unexpected costs that could negatively affect our financial performance.
- Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.
- Any failure to maintain the security of the information relating to our customers, their loved ones, our associates, and our vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results, financial condition, or cash flow.
- Our Canadian business exposes us to operational, economic, and currency risks.
- Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and may prevent us from fulfilling our obligations under our indebtedness.
- A failure of a key information technology system or process could disrupt and adversely affect our business.
- Failure to maintain effective internal control over financial reporting could adversely affect our results of operations, investor confidence, and our stock price.
- The funeral and cemetery industry is competitive.
- If the number of deaths in our markets declines, our cash flows and revenue may decrease. Changes in the number of deaths are not predictable from market to market or over the short term.
- If we are not able to respond effectively to changing consumer preferences, our market share, revenue, and/or profitability could decrease.
- The continuing upward trend in the number of cremations performed in North America could result in lower revenue, operating profit, and cash flows.
- Our funeral and cemetery businesses are high fixed-cost businesses.
- Risks associated with our supply chain could materially adversely affect our financial performance.
- Regulation and compliance could have a material adverse impact on our financial results.
- Unfavorable results of litigation could have a material adverse impact on our financial statements.
- Cemetery burial practice claims could have a material adverse impact on our financial results.
- The application of unclaimed property laws by certain states to our preneed funeral and cemetery backlog could have a material adverse impact on our liquidity, cash flows, and financial results.
- Changes in taxation as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

For further information on these and other risks and uncertainties, see our Securities and Exchange Commission filings, including our 2022 Annual Report on Form 10-K. Copies of this document as well as other SEC filings can be obtained from our website at www.sci-corp.com. We assume no obligation and make no undertaking to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us whether as a result of new information, future events, or otherwise.


Consolidated Statement of Operations (Unaudited)

(Dollars in thousands, except per share amounts)	Three months ended	
	March 31,	
	2023	2022
Revenue	$ 1,028,709	$ 1,112,403
Cost of revenue	(739,615)	(735,490)
Gross profit	289,094	376,913
Corporate general and administrative expenses	(44,160)	(41,704)
Gains on divestitures and impairment charges, net	691	489
Operating income	245,625	335,698
Interest expense	(53,916)	(39,028)
Losses on early extinguishment of debt	(1,060)	—
Other income, net	1,209	128
Income before income taxes	191,858	296,798
Provision for income taxes	(47,029)	(77,231)
Net income	144,829	219,567
Net income attributable to noncontrolling interests	(66)	(54)
Net income attributable to common stockholders	$ 144,763	$ 219,513
Basic earnings per share:		
Net income attributable to common stockholders	$ 0.95	$ 1.36
Basic weighted average number of shares	153,125	161,328
Diluted earnings per share:		
Net income attributable to common stockholders	$ 0.93	$ 1.34
Diluted weighted average number of shares	155,300	163,807

Consolidated Balance Sheet (Unaudited)

(Dollars in thousands, except share amounts)

	March 31, 2023		December 31, 2022
ASSETS			
Current assets:			
Cash and cash equivalents	$ 157,831	$	191,938
Receivables, net	100,864		96,681
Inventories	35,200		31,740
Other	32,219		39,487
Total current assets	326,114		359,846
Preneed receivables, net and trust investments	5,777,597		5,577,499
Cemetery property	1,948,809		1,939,816
Property and equipment, net	2,372,563		2,350,549
Goodwill	1,948,014		1,945,588
Deferred charges and other assets, net	1,196,326		1,190,426
Cemetery perpetual care trust investments	1,774,489		1,702,313
Total assets	$ 15,343,912	$	15,066,037
LIABILITIES & EQUITY			
Current liabilities:			
Accounts payable and accrued liabilities	$ 659,112	$	707,488
Current maturities of long-term debt	71,358		90,661
Income taxes payable	36,929		1,131
Total current liabilities	767,399		799,280
Long-term debt	4,327,787		4,251,083
Deferred revenue, net	1,644,714		1,624,028
Deferred tax liability	444,484		445,040
Other liabilities	420,685		411,376
Deferred receipts held in trust	4,347,600		4,163,520
Care trusts' corpus	1,769,342		1,698,287
Equity:			
Common stock, $1 per share par value, 500,000,000 shares authorized, 156,518,824 and 156,088,438 shares issued, respectively, and 151,939,138 and 153,940,365 shares outstanding, respectively	151,939		153,940
Capital in excess of par value	953,368		958,329
Retained earnings	499,567		544,384
Accumulated other comprehensive income	16,837		16,538
Total common stockholders' equity	1,621,711		1,673,191
Noncontrolling interests	190		232
Total equity	1,621,901		1,673,423
Total liabilities and equity	$ 15,343,912	$	15,066,037

Consolidated Statement of Cash Flows (Unaudited)

(Dollars in thousands)	Three months ended March 31,	
	2023	2022
Cash flows from operating activities:		
Net income	$ 144,829	$ 219,567
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on early extinguishment of debt	1,060	—
Depreciation and amortization	46,114	42,436
Amortization of intangibles	4,731	5,074
Amortization of cemetery property	20,338	24,849
Amortization of loan costs	1,697	1,644
Provision for expected credit losses	1,906	3,078
Benefit from deferred income taxes	(492)	(4,580)
Gains on divestitures and impairment charges, net	(691)	(489)
Share-based compensation	4,478	3,687
Change in assets and liabilities, net of effects from acquisitions and divestitures:		
Decrease in receivables	8,329	5,435
Increase in other assets	(17,421)	(2,714)
Increase in payables and other liabilities	1,977	52,003
Effect of preneed sales production and maturities:		
Increase in preneed receivables, net and trust investments	(39,923)	(91,641)
Increase in deferred revenue, net	41,030	67,625
Increase in deferred receipts held in trust	1,610	6,199
Net cash provided by operating activities	219,572	332,173
Cash flows from investing activities:		
Capital expenditures	(77,903)	(56,748)
Business acquisitions, net of cash acquired	(8,700)	—
Real estate acquisitions	(16,666)	(226)
Proceeds from divestitures and sales of property and equipment	9,741	2,986
Payments for Company-owned life insurance policies	(1,366)	(1,666)
Net cash used in investing activities	(94,894)	(55,654)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	408,383	75,000
Debt issuance costs	(7,471)	—
Scheduled payments of debt	(5,287)	(9,075)
Early payments and extinguishment of debt	(345,073)	—
Principal payments on finance leases	(8,537)	(9,059)
Proceeds from exercise of stock options	8,763	272
Purchase of Company common stock	(165,950)	(256,355)
Payments of dividends	(41,207)	(39,964)
Bank overdrafts and other	(6,729)	(12,517)
Net cash used in financing activities	(163,108)	(251,698)
Effect of foreign currency	20	2,556
Net (decrease) increase in cash, cash equivalents, and restricted cash	(38,410)	27,377
Cash, cash equivalents, and restricted cash at beginning of period	204,524	278,555
Cash, cash equivalents, and restricted cash at end of period	$ 166,114	$ 305,932

Consolidated Segment Results

(See definitions of revenue line items later in this appendix.)

(Dollars in millions, except average revenue per service)

	Three months ended March 31,		
	2023		**2022**
Consolidated funeral:			
Atneed revenue	$ 313.2	$	353.4
Matured preneed revenue	185.7		194.9
Core revenue	498.9		548.3
Non-funeral home revenue	21.2		20.8
Recognized preneed revenue	46.4		43.1
Other revenue	43.2		36.9
Total revenue	$ 609.7	$	649.1
Gross profit	$ 149.5	$	196.0
Gross profit percentage	24.5 %		30.2 %
Funeral services performed	96,205		105,430
Average revenue per service	$ 5,406	$	5,398

(Dollars in millions)

	Three months ended March 31,		
	2023		**2022**
Consolidated cemetery:			
Atneed property revenue	$ 36.8	$	44.7
Atneed merchandise and service revenue	73.5		78.7
Total atneed revenue	110.3		123.4
Recognized preneed property revenue	191.7		221.5
Recognized preneed merchandise and service revenue	86.2		85.0
Total recognized preneed revenue	277.9		306.5
Core revenue	388.2		429.9
Other cemetery revenue	30.8		33.4
Total revenue	$ 419.0	$	463.3
Gross profit	$ 139.6	$	180.9
Gross profit percentage	33.3 %		39.0 %

Comparable Funeral Results

The table below details comparable funeral results of operations ("same store") for the three months ended March 31, 2023 and 2022. We consider comparable funeral operations to be those businesses owned for the entire period beginning January 1, 2022 and ending March 31, 2023.

(Dollars in millions, except average revenue per service and average revenue per contract sold)	Three months ended March 31,			
	2023	2022	Var	%
Comparable funeral revenue:				
Atneed revenue [1]	$ 307.9	$ 352.8	$ (44.9)	(12.7)%
Matured preneed revenue [2]	184.7	194.5	(9.8)	(5.0)%
Core revenue [3]	492.6	547.3	(54.7)	(10.0)%
Non-funeral home revenue [4]	20.8	20.8	—	— %
Recognized preneed revenue [5]	46.2	43.1	3.1	7.2 %
Other revenue [6]	42.7	36.8	5.9	16.0 %
Total comparable revenue	$ 602.3	$ 648.0	$ (45.7)	(7.1)%
Comparable gross profit	$ 148.4	$ 196.4	$ (48.0)	(24.4)%
Comparable gross profit percentage	24.6 %	30.3 %	(5.7)%	
Comparable funeral services performed:				
Atneed	51,111	60,267	(9,156)	(15.2)%
Matured preneed	28,439	30,248	(1,809)	(6.0)%
Total core	79,550	90,515	(10,965)	(12.1)%
Non-funeral home	14,667	14,761	(94)	(0.6)%
Total comparable funeral services performed	94,217	105,276	(11,059)	(10.5)%
Comparable core cremation rate	55.7 %	53.7 %	2.0 %	
Total comparable cremation rate [7]	62.5 %	60.1 %	2.4 %	
Comparable funeral average revenue per service:				
Atneed	$ 6,024	$ 5,854	$ 170	2.9 %
Matured preneed	6,495	6,430	65	1.0 %
Total core	6,192	6,047	145	2.4 %
Non-funeral home	1,418	1,409	9	0.6 %
Total comparable average revenue per service	$ 5,449	$ 5,396	$ 53	1.0 %
Comparable funeral preneed sales production:				
Total preneed sales	$ 320.7	$ 296.7	$ 24.0	8.1 %
Core contracts sold	38,389	36,281	2,108	5.8 %
Non-funeral home contracts sold	25,884	24,511	1,373	5.6 %
Core average revenue per contract sold	$ 6,324	$ 6,228	$ 96	1.5 %
Non-funeral home average revenue per contract sold	$ 3,009	$ 2,885	$ 124	4.3 %

(1) Atneed revenue represents merchandise and services sold and delivered or performed once death has occurred.

(2) Matured preneed revenue represents merchandise and services sold on a preneed contract through our core funeral homes, which have been delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of merchandise and services sold on an atneed contract or preneed contract, which were delivered or performed once death has occurred through our core funeral homes.

(4) Non-funeral home revenue represents services sold on a preneed or atneed contract through one of our non-funeral home sales channels (e.g. SCI Direct) and performed once death has occurred.

(5) Recognized preneed revenue represents travel protection, net and merchandise sold to a preneed customer and delivered before death has occurred.

(6) Other revenue primarily comprises general agency revenue, which is commissions we receive from third-party insurance companies for life insurance policies sold to preneed customers for the purpose of funding preneed arrangements.

(7) Total comparable cremation rate includes the impact of cremation services through our non-funeral sales channel (e.g. SCI Direct).

- Total comparable funeral revenue decreased $45.7 million, or 7.1%, primarily driven by a decrease in core funeral revenue slightly offset by an increase in recognized preneed revenue and other revenue.

- Core funeral revenue decreased $54.7 million, or 10.0%, primarily due to a 12.1% expected decrease in core funeral services performed as the prior year was impacted by the COVID-19 pandemic. This decrease was slightly offset by a 2.4% increase in the core average revenue per service, which absorbed the comparable core cremation rate increase of 200 basis points.

- Recognized preneed revenue increased $3.1 million, or 7.2%, primarily driven by the $7.2 million, or 10.1%, increase in non-funeral home sales production.

- Other revenue increased $5.9 million, or 16.0%, primarily due to increased general agency revenue as a result of 7.8% growth in preneed insurance sales production.

- Comparable funeral gross profit decreased $48.0 million to $148.4 million and the gross profit percentage decreased from 30.3% to 24.6%. This decrease is due to the decline in revenue mentioned above combined with higher selling costs on higher preneed insurance sales production.

- Comparable preneed funeral sales production grew $24.0 million, or 8.1%, in the first quarter of 2023 compared to 2022. The growth was primarily due to a $16.8 million, or 7.5%, increase in core preneed sales production coupled with a $7.2 million, or 10.1%, increase in non-funeral preneed sales production both driven by increased velocity and sales averages.

Comparable Cemetery Results

The table below details comparable cemetery results of operations ("same store") for the three months ended March 31, 2023 and 2022. We consider comparable cemetery operations to be those businesses owned for the entire period beginning January 1, 2022 and ending March 31, 2023.

(Dollars in millions)	Three months ended March 31,			
	2023	2022	Var	%
Comparable cemetery revenue:				
Atneed property revenue	$ 36.3	$ 44.7	$ (8.4)	(18.8)%
Atneed merchandise and service revenue	73.7	78.7	(5.0)	(6.4)%
Total atneed revenue [1]	110.0	123.4	(13.4)	(10.9)%
Recognized preneed property revenue	191.6	221.5	(29.9)	(13.5)%
Recognized preneed merchandise and service revenue	86.1	85.0	1.1	1.3 %
Total recognized preneed revenue [2]	277.7	306.5	(28.8)	(9.4)%
Core revenue [3]	387.7	429.9	(42.2)	(9.8)%
Other revenue [4]	30.8	33.4	(2.6)	(7.8)%
Total comparable revenue	$ 418.5	$ 463.3	$ (44.8)	(9.7)%
Comparable gross profit	$ 140.3	$ 181.0	$ (40.7)	(22.5)%
Comparable gross profit percentage	33.5 %	39.1 %	(5.6)%	
Comparable cemetery preneed and atneed sales production:				
Property	$ 229.4	$ 291.2	$ (61.8)	(21.2)%
Merchandise and services	189.0	207.5	(18.5)	(8.9)%
Discounts and other	(3.5)	(3.5)	—	— %
Preneed and atneed sales production	$ 414.9	$ 495.2	$ (80.3)	(16.2)%
Preneed sales production	$ 305.1	$ 362.2	$ (57.1)	(15.8)%
Recognition rate [5]	93.4 %	86.8 %		

(1) Atneed revenue represents property, merchandise, and services sold and delivered or performed once death has occurred.

(2) Recognized preneed revenue represents property, merchandise, and services sold on a preneed contract, which were delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of property, merchandise, and services that have been delivered or performed as well as the related merchandise and service trust fund income.

(4) Other revenue is primarily related to endowment care trust fund income, royalty income, and interest and finance charges earned from customer receivables on preneed installment contracts.

(5) Represents the ratio of current period core revenue stated as a percentage of current period preneed and atneed sales production.

- Comparable cemetery revenue decreased $44.8 million, or 9.7%, in the first quarter of 2023 compared to the first quarter of 2022. The decline was primarily due to decreases in core revenue of $42.2 million and other revenue of $2.6 million.

- Core revenue decreased $42.2 million primarily as a result of a $28.8 million decrease in total recognized preneed revenue and a $13.4 million decrease in atneed revenue as the prior year was more heavily impacted by the COVID-19 pandemic.

- Other revenue was lower by $2.6 million, or 7.8%, compared to the prior year quarter primarily from a decrease in endowment care trust fund income due to the timing of capital gains.

- Comparable cemetery gross profit decreased $40.7 million to $140.3 million. The gross profit percentage decreased to 33.5% from 39.1% due to the decline in revenue mentioned above combined with higher maintenance costs during the quarter.

- Comparable preneed cemetery sales production decreased $57.1 million, or 15.8%, driven primarily by a $50.3 million decrease in preneed cemetery property sales production. While we anticipated a decrease compared to the prior year quarter, which was heavily impacted by the COVID-19 pandemic, additional declines were experienced in our large cemeteries on the West Coast resulting from unusual weather patterns throughout the quarter.

Other Financial Results

- *Corporate general and administrative expenses* increased by $2.5 million to $44.2 million in the first quarter of 2023 compared to the first quarter of 2022. The increase was primarily related to our long-term incentive compensation plan that is tied to growth in total shareholder return and accelerated compensation expenses related to the retirement of certain executives.

- *Interest expense* increased $14.9 million to $53.9 million in the first quarter of 2023 primarily due to higher interest on our floating rate debt. During the first quarter, our floating rate debt carried a weighted average rate of 6.0%, which is over 400 basis points higher than the weighted average rate for our floating rate debt in the prior year first quarter.

- The GAAP effective income tax rate for the first quarter of 2023 was 24.5%, down from 26.0% in the prior year quarter. Our adjusted effective tax rate was 24.6% in the first quarter of 2023 compared to 25.9% in the prior year quarter. The lower tax rate in the current period is primarily due to greater excess tax benefits recognized on the settlement of employee share-based awards.

Cash Flow and Capital Spending

(Dollars in millions)	Three months ended March 31,			
	2023		**2022**	
Net cash provided by operating activities	$	219.6	$	332.2
Cash taxes included in net cash provided by operating activities	$	5.5	$	3.8

Net cash provided by operating activities declined $112.6 million to $219.6 million in the first quarter of 2023 compared to $332.2 million in the first quarter of 2022. This expected decrease in operating cash flow is primarily due to $90.3 million in lower operating income (excluding the impact from divestitures) as the prior year was positively impacted by the effects of the COVID-19 pandemic. Operating cash flow was also impacted by $11.9 million of higher cash interest payments and a slight increase in the uses of working capital primarily related to incentive compensation payments.

A summary of our capital expenditures is set forth below:

(Dollars in millions)	Three months ended March 31,			
	2023		**2022**	
Capital improvements at existing field locations	$	22.8	$	30.8
Development of cemetery property		33.0		10.6
Digital investments and corporate		14.2		6.6
Total maintenance, cemetery development, and other capital expenditures (Maintenance capital expenditures)	$	70.0	$	48.0
Growth capital expenditures/construction of new funeral service locations		7.9		8.7
Total capital expenditures	$	77.9	$	56.7

Total capital expenditures increased in the current quarter by $21.2 million, primarily due to increases in cemetery development expenditures and digital investments and corporate expenditures. The increased spend on cemetery property development is primarily due to timing and we expect it to normalize throughout the year. We also had expected increases in spend on digital investments. These digital investments are primarily for the development of technology, including enhancements to Beacon and our location websites, further supporting preneed sales growth and optimizing for an enhanced customer experience.

Trust Fund Returns

Total trust fund returns include realized and unrealized gains and losses and dividends and are shown gross without netting of certain fees. A summary of our consolidated trust fund returns as of March 31, 2023 is set forth below:

	Three Months
Preneed funeral	5.3%
Preneed cemetery	5.4%
Cemetery perpetual care	4.8%
Combined trust funds	5.2%

Non-GAAP Financial Measures

Earnings excluding special items and diluted earnings per share excluding special items shown above are non-GAAP financial measures. We believe these non-GAAP financial measures provide a consistent basis for comparison between quarters and years, and better reflect the performance of our core operations, as they are not influenced by certain income or expense items not affecting operations. We also believe these measures help facilitate comparisons to our competitors' operating results.

Set forth below is a reconciliation of our reported net income attributable to common stockholders to earnings excluding special items and our GAAP diluted earnings per share to diluted earnings per share excluding special items. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

(Dollars in millions, except diluted EPS)	Three months ended March 31,							
	2023				2022			
	Net Income		Diluted EPS		Net Income		Diluted EPS	
Net income attributable to common stockholders, as reported	$	144.8	$	0.93	$	219.5	$	1.34
Pre-tax reconciling items:								
Gains on divestitures and impairment charges, net		(0.7)		(0.01)		(0.5)		—
Losses on early extinguishment of debt		1.1		0.01		—		—
Tax reconciling items:								
Tax effect from special items above		(0.1)		—		0.6		
Change in uncertain tax reserves and other		(0.2)		—		—		—
Earnings excluding special items and diluted earnings per share excluding special items	$	144.9	$	0.93	$	219.6	$	1.34
Diluted weighted average shares outstanding				155.3				163.8